Mail Stop 4561

May 11, 2007

By U.S. Mail and Facsimile to (202) 362-2902

Mark W. Jaindl
President and Chief Executive Officer
American Bank Incorporated
4029 West Tilghman Street
Allentown, Pennsylvania 18104

Re: American Bank Incorporated
Schedule 13E-3 filed April 27, 2007
File No. 005-80114
Preliminary Proxy Statement on Schedule 14A
File No. 000-31246

Dear Mr. Jaindl:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that Mr. Jaindl has been identified as a filing person in response to prior comment 1. Please expand your disclosure to provide all the information required by Schedule 13E-3 for each filing person. For instance, we are unable to locate disclosure responding to Item 7 of Schedule 13E-3 with respect to Mr. Jaindl.

<u>Liquidity of Stock and Possible Impace on Value of Shares, page 29</u>

2.   Please delete the final sentence of the second paragraph; it is inappropriate and confusing.

<u>Effects of the Transaction on Shareholders Generally, page 31</u>

3.   As previously noted, it is confusing to describe as a positive factor of the transaction the retention of rights to which shareholders possess before the transaction. It is not sufficient to include a general statement that some of the represented positive factors are not changes. Please revise to delete such purported positive factors.

<u>Recommendation of our Board of Directors, page 35</u>

4.   Danielson Capital's opinion does not address the fairness of the transaction to holders receiving preferred stock, and its board book provides no basis for a conclusion as to the fairness to those holders. Please emphasize that lack, note the board's failure to examine what discounts attach to stocks that trade on the Bulletin Board, and revise the discussion of the features of the preferred to eliminate rights that are retained and to describe candidly new rights. To the extent appropriate, this comment also applies to the discussion of procedural fairness.

<u>Recommendation of our Board of Directors, page 35</u>

5.   We note your response to our prior comment 18. Please provide a going concern value for the company that is distinct from the market value, or tell us with greater specificity why the board considers the two values to be identical. We note that Instruction 2 to Item 1014 of Regulation M-A suggests that they are not the same.

*   *   *

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: John J. Gorman, Esq.
       Luse Gorman Pomerenk & Schick, PC
       5335 Wisconsin Avenue, N.W.
       Suite 400
       Washington, DC 20015